EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE MKT: ASM

                                                                                                                                                                        TSX-V: ASM

Berlin & FSE: GV6

September 2, 2016

STOCK OPTION AND RESTRICTED SHARE UNIT GRANTS

Avino Silver & Gold Mines Ltd. (ASM: TSX-V, ASM: NYSE-MKT; "Avino" or "the Company") wishes to announce that upon the recommendations of its Compensation Committee, it has granted an aggregate of 802,500 incentive stock options (the "Stock Options") under its Stock Option Plan, and 790,000 Restricted Share Units ("RSUs") under the Restricted Share Unit Plan to its directors, officers, employees and consultants. Both the Stock Option Plan and Restricted Share Unit Plan have been previously approved by shareholders, and no further approval from shareholders is required for these grants.

The Stock Options are exercisable for up to five years at a price of $2.95 per share, if exercised on or before September 2, 2021. The RSUs will vest at the rate of one-third annually from the date of grant, until fully vested.

The Stock Options and the RSUs are not transferable and will be subject to a four-month hold period from the date of grant and any applicable regulatory acceptance. Out of the total number of RSU's granted, 10,000 RSU's were granted to persons performing investor relations activities for the Company.

About Avino

Avino is a top-tier, low-cost junior producer. Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the Bralorne property in southwestern British Columbia, Canada. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

For more information, please visit Avino's website at www.avino.com

On Behalf of the Board

"David Wolfin"

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.